Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No 25 Gaoxin Road
Xi’an 71005 Shaanxi Province, China

June 15, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	Huifeng Bio-Pharmaceutical Technology Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Period Ended September 30, 2010
File No. 000-32253

Dear Mr. Rosenberg:

We write to respond to your letter dated June 2, 2010 requesting us to provide an explanation as to why we are unable to respond to the comments with respect to the above caption matter.  As you are aware, our engagement with our previous auditor has ended.  We are in the process of engaging a new auditor. Given this fact, we cannot state with certitude the amount of time we may require to provide a substantive response to the comments.  We ask that you extend any discretion and courtesy in providing us with sufficient time to respond to the outstanding comments. We will be able to provide a clear time frame of the complete responses as soon as we consult with the new auditor after we find and engage the new auditor.

Acknowledgement Statement

In connection to responding to the comments of the Securities and Exchange Commission, Huifeng Bio-Pharmaceutical Technology Inc. (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jing’an Wang
Jing’an Wang

Chief Executive Officer